SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 3 September, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 3 September, 2014.

CORPORATE COMMUNICATIONS
PRESS RE LEAS	Amsterdam, 2 September 2014

ING to sell 30 million shares in Voya Financial

ING announced that it has today agreed to sell shares of common stock of Voya Financial, Inc. in an underwritten public offering.

In addition, ING has entered into a share repurchase agreement with Voya Financial under which Voya Financial will repurchase USD 300 million of its shares of common stock from ING Group. The price per share payable by Voya as part of the share repurchase will be the same as the price paid by the underwriters to ING Group as part of the underwritten offering.

The offering and the repurchase will result in the sale of the total of 30 million shares which will reduce ING Group’s stake in Voya Financial to approximately 32% at the completion of the transactions from currently 43%.

ING Group has previously announced its intention to divest its remaining stake in Voya Financial over time, in line with its strategy to separate and divest its insurance and investment management businesses. In this context, ING Group sold shares of Voya Financial through an initial public offering in May 2013 and follow-on offerings in October 2013 and March 2014. On completion of the transactions announced today, any further sale of ING Group’s retained Voya Financial shares is expected to be subject to a lock-up period of 45 days (subject to certain exceptions and the underwriters’ ability to waive lock-up restrictions). The transaction is expected to settle on Monday 8 September.

The transactions announced today are not expected to have a material impact on ING’s 2014 third quarter results.

In connection with the planned transactions, Voya Financial intends to file today a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC). The prospectus supplement covers the shares to be sold in the underwritten public offering and also includes information on the agreement between ING Group and Voya Financial under which Voya Financial will repurchase its shares of common stock from ING.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement and preliminary prospectus supplement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

NOTE FOR EDITORS

For further information on ING, please visit www.ing.com. Photos of ING operations, buildings and its executives are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING is available via www.videobankonline.com , or can be requested by emailing info@videobankonline.com. ING presentations are available at www.slideshare.net/ING.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING shares being included in the Dow Jones Sustainability Index (Europe and World) and the FTS4Good index.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 3 September, 2014